INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2007
(Expressed in Canadian Dollars)

The unaudited consolidated financial statements, and accompanying notes to the financial statements, for the period ended June 30, 2007, have not been reviewed by the Company’s auditors.

Suite 510, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3A8
Telephone: 604.684.2285    Facsimile: 604.684.8887    Toll Free: 1.800.789.ATNA     email: atna@atna.com     www.atna.com

ATNA RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
(Unaudited – Prepared by Management)
	June 30,	December 31,
	2007	2006
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3,128,094	$3,534,772
Investments	9,306,487	9,982,252
Marketable securities (Note 4)	358,500	459,000
Accounts receivable	410,130	404,630
Prepaid expenses	45,638	81,611

	13,248,849	14,462,265

DEPOSITS FOR RECLAMATION (Note 5)	65,461	63,369

MINERAL PROPERTIES (Note 6)	18,843,079	18,503,743

EQUIPMENT (Note 7)	793,371	803,165

	$32,950,760	$33,832,542

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$517,452	$534,908

ASSET RETIREMENT OBLIGATION (Note 5)	247,000	247,000

	764,452	781,908

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 8)	61,126,352	60,839,308

CONTRIBUTED SURPLUS (Note 8(f))	2,192,031	1,802,449

ACCUMULATED OTHER COMPREHENSIVE LOSS (Note 3)	(149,107)	-

DEFICIT	(30,982,968)	(29,591,123)

	32,186,308	33,050,634

	$32,950,760	$33,832,542

NATURE OF OPERATIONS (Note 1)
COMMITMENTS (Note 11)

SUBSEQUENT EVENTS (Note 12)

ON BEHALF OF THE BOARD:
“William J. Coulter”	“David H. Watkins”
William J. Coulter, Director	David H. Watkins, Director

See accompanying notes to the financial statements

ATNA RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006

EXPENSES
Investor relations	$94,369	$63,670	$209,076	$146,928
Wages and benefits	75,261	76,800	199,072	324,293
Consultants fees	2,062	18,110	12,962	23,560
Office and miscellaneous	41,279	39,315	96,762	78,678
Stock-based compensation expense	68,586	248,043	455,252	776,638
Legal and audit	28,781	63,838	64,698	110,270
Rent and services	16,841	23,145	34,013	40,666
Insurance	19,608	11,524	37,455	24,199
Listing and transfer agent fees	31,034	16,907	60,563	57,621
Amortization	29,715	46,211	56,310	51,313

	(407,536)	(607,563)	(1,226,163)	(1,634,166)

OTHER INCOME (EXPENSES)

Exploration and business development	(43,580)	(67,813)	(113,902)	(80,734)
Investment and miscellaneous income	95,772	128,113	275,499	262,804
Foreign exchange gain (loss)	(31,792)	(39,086)	(42,364)	(60,444)
Gain on sale of marketable securities	38,278	31,598	38,278	1,684,206
Write down of marketable securities	-	(125,238)	-	(125,238)
Resource properties written-off (Note 6(a)(iii)	(323,193)	-	(323,193)	(136,015)

LOSS FOR THE PERIOD	(672,051)	(679,989)	(1,391,845)	(89,587)

OTHER COMPREHENSIVE INCOME (LOSS)
Unrealized loss on marketable securities
and investments	(163,107)	-	(397,273)	-

OTHER COMPREHENSIVE LOSS
FOR THE PERIOD	(163,107)	-	(397,273)	-

TOTAL COMPREHENSIVE LOSS
FOR THE PERIOD	$(835,158)	$(679,989)	$(1,789,118)	$(89,587)

BASIC AND DILUTED LOSS PER SHARE	$(0.01)	$(0.01)	$(0.02)	$(0.01)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	64,629,311	63,694,901	64,758,631	62,248,996

See accompanying notes to the financial statements

ATNA RESOURCES LTD.

	June 30,	December 31,
	2007	2006

CONSOLIDATED STATEMENT OF DEFICIT

(Unaudited – Prepared by Management)

Balance at Beginning of Period	$(29,591,123)	$(28,863,614)
Net Income (loss) for the period	(1,391,845)	(727,509)

Deficit, End of Period	$(30,982,968)	$(29,591,123)

CONSOLIDATED STATEMENT OF ACCUMULATED CUMULATED OTHER-COMPREHENSIVE INCOME
OTHER COMPREHENSIVE INCOME

(Unaudited – Prepared by Management)

Balance, Beginning of Period	$-	$-
Adjusted to opening balance-change in accounting policy (Note 3(a))	270,666	-
Unrealized loss on marketable securities and investments	(397,273)	-
Reclassification of gains on marketable securities, transferred to net income	(22,500)

Balance, End of Period	$(149,107)	$-

See accompanying notes to the financial statements

ATNA RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited
	Three Months Ended		Six Months Ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006

CASH PROVIDED BY (USED FOR):

OPERATING ACTIVITIES
Loss for the period	$(672,051)	$(679,989)	$(1,391,845)	$(89,587)
Less: non-cash items
Amortization	29,715	46,211	56,310	51,313
Marketable securities written-down	-	125,238	-	125,238
Gain on sales of marketable securities	(38,278)	(31,598)	(38,278)	(1,684,206)
Resource properties written-off	323,193	-	323,193	136,015
Stock-based compensation expense	68,586	248,043	455,252	776,638

	(288,835)	(292,095)	(595,368)	(684,589)
Net change in non-cash working capital items
Investments	382,032	3,289,000	586,658	(1,782,170)
Accounts receivable	(6,271)	12,993	(5,500)	(6,990)
Accounts payable	(47,460)	(612,625)	(17,456)	(1,151,841)
Prepaid expenses	11,565	13,566	35,973	24,739

	51,031	2,410,839	4,307	(3,600,851)

FINANCING ACTIVITIES
Shares issued for cash, net of issue costs	138,874	426,301	221,374	1,365,813

	138,874	426,301	221,374	1,365,813

INVESTING ACTIVITIES
Acquisition of resource properties	(4,928)	-	(108,242)	(12,647)
Exploration and development, net	(502,063)	(1,168,633)	(631,509)	(1,775,898)
Option payment received	36,363	28,171	77,222	28,171
Reclamation bond	(2,092)	(56,419)	(2,092)	(56,419)
Purchase of equipment	(45,358)	(5,749)	(48,840)	(824,055)
Proceeds from sale of equipment	2,324	-	2,324	-
Exercise of warrants	-	-	-	(1,692,484)
Proceeds from disposal of marketable securities	78,778	353,957	78,778	2,636,219

	(436,976)	(848,673)	(632,359)	(1,697,113)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(247,071)	1,988,467	(406,678)	(3,932,151)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	3,375,165	4,280,791	3,534,772	10,201,409

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$3,128,094	$6,269,258	$3,128,094	$6,269,258

Supplemental disclosure with respect to cash flows (Note 9)

See accompanying notes to the financial statements

ATNA RESOURCES LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Six  Months Ended June 30, 2007

1.           NATURE OF OPERATIONS

The Company is incorporated in British Columbia and involved in the acquisition, exploration and development of resource properties that are considered sites of potential economic mineralization.  Certain of the Company’s properties contain defined mineral resources that cannot be considered economic until a commercial feasibility study is carried out.  The ability of the Company to realize the costs it has incurred to date on these properties is dependent upon it being able to develop a commercial ore body, to finance the required exploration and development costs and to acquire environmental, regulatory, and other such permits as may be required for the successful development of the property.

2.           SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation

The accompanying interim consolidated financial statements for the interim periods ended June 30, 2007 and 2006, are prepared in accordance with accounting principles generally accepted in Canada and are unaudited, but in the opinion of management reflect all adjustments (generally consisting of normal recurring accruals) necessary for the fair presentation of the Company’s financial position, operations and cash flows for the periods presented.  These interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements, including the notes thereto, as at and for the years ended December 31, 2006 and 2005.

(b)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

3.           CHANGE IN ACCOUNTING POLICIES

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments.  These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a)	Financial Instruments – Recognition and Measurement (Section 3855)

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006.  This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized to cost.  Changes in fair value are to be recognized in the statements of operations and comprehensive income.

ATNA RESOURCES LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2007

3.           CHANGE IN ACCOUNTING POLICIES (Continued)

(a)	Financial Instruments – Recognition and Measurement (Section 3855) (Continued)

All financial assets and liabilities are recognized when the Company becomes a party to the contract creating the item.  As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect.  Any changes to the fair values of assets and liabilities prior to January 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities.  Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

(i)
Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.  Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

(ii)	Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

(iii)	Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.

(iv)
All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship.  All gains and losses are included in net earnings in the period they arise.

In accordance with this new standard, the Company has classified its financial instruments as follows:

(i)
Marketable securities and investments are classified as available-for-sale securities.  Such securities are measured at fair market value in the consolidated financial statements with unrealized gains or losses recorded in comprehensive income (loss).  At the time securities are sold or otherwise disposed of, gains or losses are included in net earnings (loss).

(ii)
The Company’s royalty agreement with Yukon Zinc Corp. is considered a derivative financial instrument under the new accounting standard and consequently is classified as held for trading and is measured at fair value.  The fair value of this financial instrument cannot be determined until the property over which the Company has a royalty had been placed into commercial production.

(b)	Hedging (Section 3865)

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed.  The Company currently does not have any hedges.

ATNA RESOURCES LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2007

3.           CHANGE IN ACCOUNTING POLICIES (Continued)

(c)	Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources.  This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income” until it is considered appropriate to recognize into net earnings.  This standard requires the presentation of comprehensive income, and its components, in a separate financial statement that is displayed with the same prominence as the other financial statements.

Accordingly, the Company now reports a consolidated statement of comprehensive income (loss) and included the account “accumulated other comprehensive income” in the shareholders’ equity section of the consolidated balance sheet.

4.           MARKETABLE SECURITIES AND INVESTMENTS

At January 1, 2007, the Company held marketable securities and investments with a quoted market value of $729,666 in marketable securities and $9,982,252 in investments.  As at June 30, 2007 the quoted market value of marketable securities was $358,500 and $9,306,487 of investments.  During the period ended, the Company sold securities for proceeds of $78,778, a gain of $38,278 and recorded an unrealized loss of $397,273 in the statement of operations and comprehensive income.

5.           DEPOSITS FOR RECLAMATION

The Company has posted environmental reclamation bonds in the amount of $6,950 (US$5,300) with the Division of Environmental Protection, State of Nevada and the United States Department of the Interior to cover the estimated closure and reclamation costs of the Pinson Property and the Jarbidge Property.

The Company has posted environmental reclamation bonds in the amount of $58,510 (US$50,600) with the United States Department of Agriculture, Forest Service to cover reclamation costs on the Jarbidge Properties in Nevada.

At June 30, 2007 the Company has recorded $247,000 as an estimated asset retirement obligation relating to the current amount of reclamation required based on exploration and development conducted to date at the Pinson Property.

ATNA RESOURCES LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2007

6.           MINERAL PROPERTIES

During the six months ending June 30, 2007, the Company incurred expenditures on its mineral properties as follows:

	Pinson	Jarbidge	Beowawe	Clover	US		Canada/
	NV	NV	NV	NV	Other	Chile	Yukon	Total
Balance at
December 31, 2006	$15,909,018	$1,475,413	$ 18,362	$ 34,153	$ 744,659	$ 19,385	$ 302,757	$18,503,747
Additions during the period:
Acquisition	-	-	4,971	93,392	9,879	-	-	108,242

Property and Development	1,551	21,214	40	1,557	5,266	-	4,162	33,790
Drilling	-	82,282	260,964	-	2,682	-	-	345,928
Geology	69,016	70,866	31,018	1,169	78,507	-	-	250,576
Geochemistry	-	398	-	-	7,827	-	-	8,225
Geophysics	-	-	-	-	764	-	-	764
Permitting	-	33,579	3,590	-	-	-	-	37,169
Exploration support	-	-	877	-	-	-	-	877
Road	-	-	3,371	-	-	-	-	3,371
	70,567	208,339	299,860	2,726	95,046	-	4,162	680,700
Additions during period	70,567	208,339	304,831	96,118	104,925	-	4,162	788,942

Option Payments	-	-	-	(40,859)	-	(36,363)	-	(77,222)
Cost Recoveries	(49,195)	-	-	-	-	-	-	(49,195)
Write-Offs	-	-	(323,193)	-	-	-	-	(323,193)

Balance at June 30, 2007	15,930,390	1,683,752	-	89,412	849,584	(16,978)	306,919	18,843,079

(a)	United States

(i)          Pinson Property, Nevada

The Company entered into an Exploration Agreement (“the agreement”), effective August 12, 2004, with Pinson Mining Company (“PMC”), a controlled subsidiary of Barrick Gold Corporation.  Pursuant to the terms of the agreement, the Company completed obligations to earn a 70% interest in the Pinson Mine Property, Humboldt County, Nevada, and provided notice of its earn-in to PMC in January 2006.

The Company’s earn-in triggered an election by PMC to back-in to the project by spending an additional US$30 million to advance exploration and development of the project over a 3-year period.  PMC notified the company that it would elect to earn back into the property on April 6, 2006.  Completion of qualifying expenditures by PMC, on or before April 5, 2009 would result in the formation of a 70:30 joint venture with PMC holding a 70% interest.  If PMC fails to make US$30 million of qualifying expenditures within 3 years the Company will retain a 70% interest in the project and again become operator.

The property is subject to net smelter return (“NSR”) royalties varying from 3.5% to 7.5% on various claim groups within the property.

ATNA RESOURCES LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2007

6.           MINERAL PROPERTIES (Continued)

(a)	United States (Continued)

(ii)          Jarbidge Properties, Nevada

By an agreement dated December 5, 2003 the Company obtained an option to acquire a 100% interest in the 127 Jarbidge claims located in Elko County, Nevada by paying a total of US$600,000 (US$35,000 paid) to the optionor by December 5, 2009 and incurring aggregate exploration expenditures of US$300,000 in stages by December 5, 2006.  The property is subject to NSR royalties ranging from 1.5-2.5%.

On December 15, 2004, the Company signed a separate lease agreement and option to acquire 10 unpatented mining claims, subject to a 2.5% production royalty, adjacent to the Jarbidge claims.  The Company must make lease payments totalling US$19,800 in stages to December 14, 2007 (US $4,200 paid) and US$7,500 due by December 14, 2007 with annual payments of US$9,000 each year thereafter.  The Company may purchase the property and the production royalty at any time for US$375,000.

In an agreement dated February 4, 2005, the Company obtained a mining lease with an option for the partial purchase of a royalty on eight (8) patented mining claims adjacent to the main Jarbidge claim group, subject to a 5% production royalty.  Fifty percent (50%) of the production royalty may be purchased for US$2 million.  The lease requires annual payments to the lessor by the Company totalling US$117,500 over the first eight (8) years of the agreement (US$17,500 paid).  Thereafter, an annual minimum royalty of US$25,000 is payable on or before the anniversary date of the agreement.

In an agreement dated February 4, 2005, the Company obtained an option to acquire a 100% interest in six unpatented federal lode claims adjacent to the main Jarbidge claim group, subject to a 1.5% to 3.0% production royalty which varies with the price of gold sold.   To exercise the option, the Company will pay to the Optionor an aggregate of US$19,500 during the first four years of the agreement (US $5,500 paid).  Thereafter, an annual advance royalty payment of US$6,000 is due on or before the anniversary date of the agreement until a total of US$500,000 is received by the owner.

(iii)          Beowawe Properties, Nevada

During 2002, the Company obtained an option to acquire a 100% interest, subject to a 3% royalty on gold revenue less US$15 per realized ounce, in the 95 Beowawe lode claims located at the north end of the Carlin Gold District in Nevada.

In an agreement dated March 26, 2003, the Company obtained an option to acquire a 100% interest in 40 acres of fee land adjacent to the main Beowawe claim group.

In a separate agreement dated June 5, 2003, the Company obtained an exclusive lease and option to acquire a 100% interest in an additional 40 acres of fee land adjacent to the main Beowawe claim group, subject to a 1% NSR royalty.

On May 30, 2007, the Company terminated its option and lease agreements, abandoned its interests and wrote-off $323,193 in acquisition and exploration costs.

ATNA RESOURCES LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2007

6.           MINERAL PROPERTIES (Continued)

(a)	United States (Continued)

(iv)          Clover Property, Nevada

In an agreement dated March 11, 2003, the Company obtained an option to acquire a 100% interest in 22 claims known as the Clover property, subject to a 3% NSR royalty, which can be purchased for US$1,000,000 per percentage point.  Terms of the agreement include cumulative total payments to the vendor of US$305,000 (US$80,000 paid) prior to March 11, 2010. The Clover property is subject to a Finder’s Agreement dated February 10, 2003, amended April 22, 2003, whereby the Company agreed to pay a finder’s fee of US$5,000 (paid) upon execution of the acquisition agreement, and US$10,000 (paid) and US$20,000, respectively, for the first two years after the agreement and US$30,000 on each subsequent anniversary until the commencement of commercial production (US$20,000 paid).  The Finder’s fee is capped at a maximum of US$500,000.

The Company granted certain options on the Clover property and received US$50,000 in option payments; these options were terminated subsequent to the year end.

On November 28, 2006, the Company signed an Earn-in Agreement with Meridian Gold Incorporated (“Meridian”) whereby Meridian can earn a 51% working interest in the Clover property by making a cash payment of US$135,000 (US$60,000 paid) and exploration expenditures of US$300,000 in the first year; and paying an additional US$500,000 and incurring exploration expenditures of US$3,000,000 over a three year period.  Meridian can earn an additional 19% working interest by completing a prefeasibility study on the property.

(b)	United States - Other

(i)          Triple Junction and Dixie Fork Properties, Nevada

The Company acquired a 100% interest, subject to a 3% NSR royalty (uncapped), in the 36 Triple Junction lode claims and the 31 Dixie Fork lode claims located in Elko county, Nevada, by paying US$35,000 in cash and issuing 100,000 common shares.

In an agreement dated September 7, 2004, the Company granted an option to Sage Gold Inc. (“Sage”) to earn up to a 70% interest in the Company’s Triple Junction/Dixie Fork gold project.  Sage may earn a 55% interest in the properties by drilling 10,000 feet before November 2007, and may then elect to form a joint venture with the Company, or to increase its interest to 70% before forming a joint venture, by funding and completing a bankable feasibility study.

(ii)          Searchlight Property, Nevada

In an agreement dated January 17, 2004, the Company purchased a 100% interest on the Searchlight property by the issuance of 30,000 common shares.

(iii)          Lone Pine Property, Arizona

The Company purchased a 100% interest in the three patented claims, subject to a 2% NSR royalty granted as a finder’s fee (capped at US$2,000,000) by making a cash payment of US$100,000.

ATNA RESOURCES LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2007

6.           MINERAL PROPERTIES (Continued)

(c)	Chile

(i)          Celeste Property

The Company holds a 100% interest in the Celeste property, subject to a 2% NSR royalty.  A land-use fee of US$50 per hectare of surface, payable if the land is used for waste dump, fill leaching or ancillary mining facilities, also applies.

A draft lease agreement is in place between the Company and Compania Cielo Azul Limitada (“CCAL”) whereby CCLA may lease the property for a period of twenty years by making the following lease payments to the Company: US$10,000 upon execution of an agreement (received); US$10,000 on the first anniversary of the agreement; US$25,000 on the second anniversary of the agreement; and US$50,000 on the third anniversary of the agreement and on all subsequent anniversary dates thereafter.  The property will be subject to a 2.5% NSR royalty.

(ii)          Cachinal Property

The Company entered into an option agreement with Valencia Ventures (“Valencia”) wherein Valencia may earn up to 70% interest in the Company’s Cachinal de la Sierra property in Chile by making cash payments totaling CDN$95,000 (CDN$45,000 received) and spending CDN$1,500,000 within three years.  During the year ended December 31, 2005, the property was written down to a nominal value.

(d)	Canada

 (i)          Ecstall Property, British Columbia

The Company has a 100% interest in 23 Crown Granted Mineral claims (21 claims with mining rights and two claims with surface rights), subject to a 3% (reducible to 2.5%) NSR royalty.  As at June 30, 2007, the carrying value of the property was $303,381.

(ii)          White Bull Property, British Columbia

The Company holds a 100% interest in 24 mineral claim units.  As at June 30, 2007, the carrying value of the property was $3,533.

7.           EQUIPMENT

	June 30, 2007				December 31, 2006
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Building	$790,771	$115,931	$674,840	$790,771	$77,821	$712,950
Office furniture, equipment	31,973	26,672	5,301	31,973	26,095	5,878
Field equipment	32,588	28,280	4,308	32,588	27,370	5,218
Computer equipment.	136,601	71,339	65,262	136,228	61,336	74,892
Vehicles	91,614	47,954	43,660	46,256	42,029	4,227
	$1,083,547	$290,176	$793,371	$1,037,816	$234,651	$803,165

ATNA RESOURCES LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2007

8.           SHARE CAPITAL

(a)	Authorized:

Authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares.

(b)	Issued
	No. of Shares	Amount

Balance as at December 31, 2006	64,176,838	$60,839,308

Issued for cash
Exercise of options, for cash	500,000	221,375

Issued for other consideration
Exercise of options, for stock-based compensation	-	65,669
Balance as at June 30, 2007	64,676,838	$61,126,352

(c)	Stock Options

The Company has a stock option plan whereby the Company may grant options to directors, officers, employees and consultants to purchase common shares, provided that the number of shares subject to such options may not exceed 10% of the common shares outstanding at the time of the grant.  The exercise price of each option is equal to or higher than the market price of the Company’s common shares at the date of the grant.  The option term and vesting period is determined by the board of directors within regulatory guidelines.  All options are granted at fair value.  At June 30, 2007, the Company had stock options outstanding for the purchase of 2,558,050 common shares, with an average remaining contractual life of 1.61 years, of which 2,303,630 stock options were exercisable.

		Weighted Average
	Options	Exercise Price

Outstanding at December 31, 2006	2,140,000	$1.11

Exercised	(500,000)	0.44
Cancelled	(45,750)	1.36
Granted	963,600	1.36

Outstanding at June 30, 2007	2,558,050	$1.33

The following summarizes the stock options outstanding at June 30, 2007:

Number of Shares	Exercise Price	Expiry Date
150,000	$0.590	February 8, 2008
700,000	0.700	April 18, 2008
61,000	1.360	May 30, 2008
765,000	2.010	January 31, 2009
25,000	1.280	July 7, 2009
857,050	1.360	January 11, 2010

2,558,050

ATNA RESOURCES LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2007

8.           SHARE CAPITAL

(d)	Stock-Based Compensation

During the period ended June 30, 2007, the Company granted stock options to acquire up to an aggregate of 963,800 (2006 - 890,000) common shares at an exercise price of $1.36 (2006 - $2.01) per share.

During the period ended June 30, 2007, the Company recorded a stock-based compensation expense of $455,252 based on the fair value of options vested during the period.  The stock-based compensation expense was calculated using the Black-Scholes Option Pricing Model with the following weighted average assumptions at June 30, 2007:

	2007	2006

Risk-free interest rate	2.55%	2.28%
Expected dividend yield	-	-
Expected stock price volatility	50% to 66%	50% to 65%
Expected option life in years	1 to 3	1 to 3

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock.  Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

(e)	Warrants

At June 30, 2007, the Company has no outstanding warrants to purchase common shares.

(f)	Contributed Surplus

Amounts
Balance as at December 31,2006	$1,802,449
Stock-based compensation expense	455,252
Exercise of stock options	(65,670)
Balance as at June 30, 2007	$2,192,031

ATNA RESOURCES LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2007

9.           SUPPLEMENTARY CASH FLOW DISCLOSURES

Supplementary disclosure of non-cash financing activities:

	2007	2006

Significant non-cash operating activities:

Operating activities
Amortization recorded in deferred property costs	$-	$12,840

Other cash flow information

Interest received	$275,499	$124,192

10.           RELATED PARTY TRANSACTIONS

There were no related party transactions in 2007 or 2006.

11.           COMMITMENT

The Company has a lease commitment for its office premises which expires June 30, 2010.  The cost of the entire premises is shared amongst several companies in proportion to the area occupied.  The Company’s proportionate share of annual rental payments under this arrangement is approximately $64,000.

12.           SUBSEQUENT EVENTS

In addition to items disclosed elsewhere in these notes, the following occurred during the period subsequent to June 30, 2007:

The Company sold its 100% interest in the Lone Pine property located in Yavapai County, Arizona.  The property, comprised of three patented mining claims, was sold to a real estate developer for net proceeds of US$347,758.